January 13, 2025

Dr. Steve N. Slilaty
Chief Executive Officer and Director
Sunshine Biopharma Inc.
333 Las Olas Way
CU4 Suite 433
Fort Lauderdale, FL 33301

        Re: Sunshine Biopharma Inc.
            Registration Statement on Form S-3
            Filed January 6, 2025
            File No. 333-284142
Dear Dr. Steve N. Slilaty:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Jeff Cahlon, Esq.